

Mail Stop 4628

January13, 2017

Via E-Mail
Brian Carolan
Vice President and Chief Financial Officer
Commvault Systems, Inc.
1 Commvault Way
Tinton Falls, NJ 07724

Re: **Commvault Systems, Inc.**
Form 10-K for the Fiscal Year Ended March 31, 2016
Filed May 6, 2016
File No. 1-33026

Dear Mr. Carolan:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. You disclose in your Form 10-K that you have sales infrastructure and distribution in the Middle East and Africa. Syria, located in the Middle East, and Sudan, located in Africa, are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about those countries. Section 5.18(a) of a June 30, 2014 credit agreement filed as Exhibit 10.11 to your 2014 first quarter Form 10-Q sets forth a representation stating that you are not located, organized or resident in a Designated Jurisdiction, which is defined to include Syria and Sudan, other than de minimis operations in any Designated Jurisdiction that are not in violation of any sanctions and are otherwise in compliance with applicable law. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries,

affiliates, distributors, resellers, or other direct or indirect arrangements. For instance, you identify Huawei as a vendor in the Form 10-K, and we located a recent news article which reported that you and Huawei announced plans to create a joint lab to develop certain solutions; two years ago, Huawei agreed to distribute your software with Huawei OceanStor data storage systems; you and Huawei collaborated to create an integrated offering with bundled service agreements; and you collaborated for the Huawei Cloud Data Center Offerings. News articles report that Huawei sells its products and does other business in Syria and Sudan. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3. In June, Huawei was issued a subpoena by the Commerce Department regarding its exports to Syria, Sudan and Iran, another U.S.-designated state sponsor of terrorism. Please address for us the potential for reputational harm to result from your business with Huawei.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
    Assistant Director